SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Auditor’s Report for the six-month period ended June 30, 2006.

2	Financial Statements and Operating and Financial Review and Prospects as of June 30, 2006, and December 31, 2005, and for the six-month periods ended June 30, 2006 and 2005.

3	Operating and Financial Review and Prospects.

Item 1

AUDITOR’S REPORT

To the Board of Directors of Telefónica de Argentina S.A.

1.	We have audited the accompanying balance sheet of Telefónica de Argentina S.A. (the “Company” or “Telefónica”, an Argentine corporation) as of June 30, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period ended June 30, 2006; all expressed in constant Argentine pesos (Note 2.1). These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with generally accepted auditing standards in Argentina. An audit requires that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	As further explained in Note 17. to the accompanying financial statements, certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the Argentine National Securities Commission (“CNV”), but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and its cash flows in accordance with generally accepted accounting principles in the United States of America.

4.	In our opinion, the financial statements mentioned in paragraph 1 present fairly, in all material respects, the financial position of Telefónica as of June 30, 2006, and the results of its operations and its cash flows for the six-month period ended June 30, 2006, in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Associations Law and the CNV.

5.	In relation with the balance sheet of Telefónica as of December 31, 2005, and the respective statements of income, changes in shareholders´ equity and cash flows for the six-month period ended June 30, 2005, presented for comparative purposes, we inform that:

(a) On February 22, 2006, we have issued an unqualified audit report on the financial statements of the Company as of December 31, 2005.

(English translation of the auditor’s report originally issued in Spanish, except for the elimination of paragraph 5. of
that report and for the addition of paragraph 3. of this report)

(b) On August 8, 2005, we have issued an unqualified limited review report on the financial statements of the Company as of June 30, 2005. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Buenos Aires,
  August 8, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

Item 2

     Financial Statements
and Operating and Financial Review and Prospects

As of June 30, 2006 and December 31, 2005 and for the six-month periods ended June 30, 2006 and 2005

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS(1)

Table of Contents

Balance Sheets as of June 30, 2006 and December 31, 2005. (1)

Income Statements for the six-month periods ended June 30, 2006 and 2005. (1)

Statements of Changes in Shareholders' Equity for the six-month periods ended June 30, 2006 and 2005. (1)

Statements of Cash Flows for the six-month periods ended June 30, 2006 and 2005. (1)

Notes to the Financial Statements as of June 30, 2006 and Comparative information. (1)

Operating and Financial Review and Prospects.

(1) See note 2.4.

TELEFONICA DE ARGENTINA S.A.
BALANCE SHEETS AS OF JUNE 30, 2006 AND DECEMBER 31, 2005 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	June-06	December-05

ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	14	22
Investments (notes 21.c and 21.d)	416	341
Trade receivables (note 3.1.b)	410	395
Other receivables (note 3.1.c)	303	64
Inventories (note 3.1.d)	6	3
Other assets (note 3.1.e)	7	3

Total current assets	1,156	828

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	1	1
Other receivables (note 3.1.c)	175	380
Investments (note 21.c)	-	1
Fixed assets (note 21.a)	5,654	5,950
Intangible assets (note 21.b)	40	46

Total noncurrent assets	5,870	6,378

Total assets	7,026	7,206

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	516	508
Bank and financial payables (note 3.1.g)	184	519
Payroll and social security taxes payable (note 3.1.h)	87	89
Taxes payable (note 3.1.i)	146	126
Other payables (note 3.1.j)	55	56
Reserves (note 21.e)	104	100

Total current liabilities	1,092	1,398

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	107	97
Bank and financial payables (note 3.1.g)	2,218	2,241
Payroll and social security taxes payable (note 3.1.h)	12	13
Taxes payable (note 3.1.i)	277	232
Other payables (note 3.1.j)	24	36
Reserves (note 21.e)	213	203

Total noncurrent liabilities	2,851	2,822

Total liabilities	3,943	4,220

NET LIABILITIES FROM DISCONTINUED OPERATIONS (note 3.1.k)	31	31
SHAREHOLDERS' EQUITY	3,052	2,955

Total liabilities and shareholders' equity	7,026	7,206

(1) See note 2.6.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS
ENDED JUNE 30, 2006 AND 2005 (1)

(amounts stated in millions of Argentine pesos, except for earnings per share ratio, restated as described in note 2.1.)

	June-06	June-05

INCOME FROM CONTINUING OPERATIONS
NET REVENUES	1,799	1.655

COST OF SERVICES PROVIDED (note 3.1.l)	(993)	(958)

Gross profit	806	697

ADMINISTRATIVE EXPENSES (note 21.h)	(215)	(185)

SELLING EXPENSES (note 21.h)	(240)	(206)

Subtotal	351	306

LOSS ON EQUITYINVESTMENTS	(1)	-

FINANCIAL INCOME/(EXPENSE) AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	9	(13)
Interest and financial income	37	21
Holding loss from government securities	(1)	(4)
Holding gain/(loss) from financial instruments	2	(1)

FINANCIAL INCOME/(EXPENSE) AND HOLDING LOSSES ON LIABILITIES (3)
Exchange differences	(57)	122
Interest and financial charges	(155)	(163)
Holding loss from financial instruments	1	(16)
Other (note 3.1.n)	(7)	(11)

OTHER EXPENSES, NET (notes 3.1.m) and 21.h)	(35)	(24)

Net income before income tax	144	217

INCOME TAX (note 2.2.k)	(47)	-

Net income for the period from continuing operations	97	217

LOSS FROM DISCONTINUED OPERATIONS (4)
Loss on equity investments	-	(5)

Net loss for the period from discontinued operations	-	(5)

Net income for the period	97	212

Earnings per share from continuing operations (5)	0.056	0.124
Losses per share from discontinued operations (5)	-	(0.003)

Earnings per share for the period (5)	0.056	0.121
Earnings per ADS for the period from continuing operations (5)	0.56	1.24
Losses per ADS for the period from discontinued operations (5)	-	(0.03)

Earnings per ADS for the period (5)	0.56	1.21

(1)	See note 2.6.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, other payables and reserves.
(4)	See note 2.2.m).
(5)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.2.n). One ADS equals ten shares.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)

ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve	Reserve for future dividends	Accumulated Income (Deficit) (2)	TOTAL

Balance as of December 31, 2004	1,746	2,135	3,881	416	1,626	(3,735)	2,188

Net income for the six-month period ended June 30, 2005	-	-	-	-	-	212	212

Balance as of June 30, 2005	1,746	2,135	3,881	416	1,626	(3,523)	2,400

Net income for the six-month period ended December 31, 2005	-	-	-	-	-	555	555

Balance as of December 31, 2005	1,746	2,135	3,881	416	1,626	(2,968)	2,955

Absorption of Accumulated deficit according to the General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 (see note 6)	-	(926)	(926)	(416)	(1,626)	2,968	-

Net income for the six-month period ended June 30,2006	-	-	-	-	-	97	97

Balance as of June 30, 2006	1,746	1,209	2,955	-	-	97	3,052

(1)	Includes 2,355 treasury shares.
(2)	See note 6.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005 (9) (11)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	June-06	June-05

Cash and cash equivalents at end of period (2)	394	253
Cash and cash equivalents at beginning of year (2) (3)	338	249

Increase in cash and cash equivalents	56	4

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the period	97	212
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Loss from discontinued operations (10)	-	5
Foreign exchange differences (4)	52	(117)
Fixed assets depreciation	531	551
Material consumption	21	21
Intangible assets amortization	6	7
Cost of services provided	6	7
Holding (gain)/loss from financial instruments	(3)	17
Holding loss from government securities	1	4
Increase in allowance and accruals (5)	86	76
Income tax	47	-
Loss on equity investments	1	-
Net book value of other assest retired (6)	1	-
Gain from disposition of current investments (6)	-	(3)
Interest accrued, net (7)	100	126

Changes in assets and liabilities:
Trade receivables	(56)	(66)
Other receivables	(2)	39
Current investments	-	(23)
Inventories	(9)	(9)
Trade payables	(12)	(56)
Payroll and social security taxes payable	(3)	(9)
Taxes payable	14	33
Other payables	(8)	(10)
Collected interests	9	10
Reserves	(37)	(13)
Payment of minimum presumed income tax	(17)	(18)

Cash flows provided by operating activities	825	784

Cash flows used in investing activities:
Fixed assets purchases (8)	(235)	(185)
Current investments	-	11

Cash flows used in investing activities	(235)	(174)

Cash flows used in financing activities:
Proceeds from loans	22	331
Repayments of loans	(425)	(793)
Interest paid	(131)	(144)

Cash flows used in financing activities	(534)	(606)

Increase in cash and cash equivalents	56	4

(1)	Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 14 million and 380 million, respectively, as of June 30, 2006 (ii) 22 million and 316 million, respectively, as of December 31, 2005; (iii) 13 million and 240 million, respectively, as of June 30, 2005 iv) 14 million and 235 million, respectively, as of December 31, 2004.
(2)	In 2006, cash and cash equivalents at end of period and at beginning of year do not include 36 million and 25 million related to discount bond and to PRO 13 bond.
(3)	In 2005, cash and cash equivalents at beginning of the year do not include 8 million related to the interest in Intelsat Ltd. transferred by the Company on January 28, 2005.
(4)	In 2006 and 2005, net of 4 million and (8) million, respectively, related to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2005, it does not include increases/decreases of allowances of Deferred tax asset and Patriotic Bond.
(6)	Included in “Other expenses, net” in the income statement.
(7)	Net of other financial charges.
(8)	In 2006 and 2005, net of 26 million and 20 million, respectively, financed by trade payables.
(9)	See note 2.6.
(10)	In 2006 and 2005 the discontinued operations did not generate cash flows for the Company (see note 15.).
(11)	Prepared consistently with International Accounting Standard No. 7.

The accompanying notes 1 to 21 are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2006 AND
COMPARATIVE INFORMATION (See note 2.6.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated
in Argentine pesos or other currency)

1.    OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Department of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002 the Company has focused on the renegotiation of the agreement reached with the Government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company operates, and the situation affecting service rates described in note 9.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 9.). As mentioned in note 2.3. , the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (UNIREN) signed on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002 shows positive signals such as growth of the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of short-term debt (see note 12.).

Although the Company has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 9.).

Telefónica has signed a Management Agreement (the “Agreement”) with its operator and majority shareholder, Telefónica S.A. (“TSA”), formerly known as Telefónica de España S.A. Under this

Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA´s option. The management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On October 30, 2002, TSA notified the Company that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. On July 30, 2003, the Company entered into a Supplement to the Agreement with TSA, confirmed by the General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003, was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to the Company’s corporate purpose are subject to administrative approval by the S.C.

On November 11, 2005, the Company sold its equity interest in Telinver S.A. (see note 15.).

2.	SIGNIFICANT ACCOUNTING POLICIES

	2.1.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE”) in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of June 30, 2006 and December 31, 2005 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of June 30, 2006 and December 31, 2005 and on results for the six-month periods ended June 30, 2006 and 2005 of not restating figures until September 30, 2003, is not significant.

	2.2.	Valuation methods

The Company applied the valuation criteria established by professional accounting principles applicable to the Company and approved by the CPCECABA, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CNV regulations.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each period/year.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly (see notes 2.2. g., 2.2. k., 2.3. , 9, 10 and 14 among others, for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, accrued financial results as of those dates.

b) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Trade receivables: includes services provided and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Services received from IBM (IBM Argentina S.A.): since baseline services committed to be rendered by IBM over the duration of the contract will be received by the Company in uniform quantities over the duration of the contract, the baseline service total original cost of US$ 213 million is accrued based on the straight line method over the term of the contract. So the prepaid services balance as of December 31, 2005 included in “Other receivables” and the balance as of June 30, 2006 included in “Other payables” relating to the baseline services received includes (see note 8.1. ):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight-line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in the Company’s income statement on the period/year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the outsourcing agreement of the service and sale to IBM of the related equipment, the Company did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain is deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

Universal Service contribution (see note 14.): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with the Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the period/year in which its reimbursements were approved by such entity.

c) Inventories:

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

d) Other assets:

Other assets include buildings no longer used for Company’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in note 2.1. , which does not exceed its estimated realizable value.

e) Current investments:

Investments in mutual funds: valuated at their net realization value. As of June 30, 2006, foreign-currency denominated balances have been valued at the exchange rate applicable to their settlement and prevailing as of the end of each period/year, in accordance with the uses planned by the Company.

Government securities: in accordance with the Company’s intended use, they have been valuated at their net realization value.

f) Long-term investments:

The investment in E-Commerce Latina S.A. as of June 30, 2006 and December 31, 2005 has been valued by the equity method, based on the financial statements of that company as of March 31, 2006 and as of September 30, 2005, respectively. The Company considers that there were no significant events during the quarter ended on June 30, 2006 that could significantly affect the value of such investment.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the six-month period ended June 30, 2006 and the fiscal year ended December 31, 2005, interest in work in process was capitalized for 3 million and 11 million, respectively. As of June 30, 2006 and December 31, 2005, the residual value of cumulative capitalized interest on fixed assets is 412 million and 444 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The

Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Company Management’s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in note 9.1. , the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets:

The trademarks were valued at acquisition cost restated as described in note 2.1.

The rights of use links have been valued at acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over 15 years, the term of the rights.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in note 2.1. , were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income/(expense) on liabilities” of the Company’s statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized under a straight-line basis through maturity.

The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in note 2.1. and is amortized under the straight-line method over a 10-year term.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

Intangible assets carrying value as of June 30, 2006 does not exceed the recoverable value thereof.

i) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of June 30, 2006, the amount booked for reserves is 317 million (see note 10.).

j) Financial instruments:

The Company uses currency swaps, which, in the context of Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen and in euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations paying a fixed percentage for the coverage. The main criteria used by the Company to determine the hedge effectiveness are: i) notional amount of swap contracts and hedged items; ii) currency of the swap contracts and covered items, and iii) maturity date of the hedge instrument and the hedged item. As of June 30, 2006 and as of December 2005, the hedge relationships were deemed to be ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, during the six-month period ended June 30, 2006, the Company used currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in US dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of June 30, 2006, there were no currency forward agreements in force.

k) Income tax and minimum presumed income tax:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from prior-year tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the income statements.

In August 2005, the CPCECABA approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards, among which we should mention the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions became effective for the Company as from January 1, 2006.

The option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes, has been applied by the Company in the financial statements as of December 31, 2005, taking into consideration the then effective accounting standards approved by the CNV, as well as the CNV interpretation criteria, which remain valid as of June 30, 2006 under the abovementioned general resolutions and the unified professional accounting standards. As of June 30, 2006 and December 31, 2005, the resulting deferred tax liabilities amount to 865 million and 946 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of June 30, 2006 and December 31, 2005, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the renegotiation of the Argentine debt, the changes in tax loss carryforwards amounts for the last three years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming two years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered (see note 2.3. ). The “Income tax” line of the Income Statement for the fiscal year ended December 31, 2005 has included the effect of the reversal during 2005 of the allowance raised as of December 31, 2004.

Under Public Emergency and Foreign Exchange System Reform Law No. 25,561, as implemented by Presidential Decree No. 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of AR$1.00 per US$1.00, should be adjusted using an exchange rate of AR$1.40 per US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million, which are deducted in equal parts in five years starting December 31, 2002. The total amount to be deducted as of December 31, 2006, is approximately 150 million.

As of December 31, 2005 the Company carried a tax loss carryforward balance of approximately 1,682 million (589 million at a 35% tax rate) originated in fiscal 2002 which could be applied to offset future income tax charges until 2007 (expiration of the total tax loss carryforward). The Company has estimated taxable income of approximately 380 million for the six-month period ended June 30, 2006, that would be offset against accumulated tax loss carryforwards existing at the beginning of the fiscal year.

The following table presents the components of the Company’s deferred tax balances:

	June 30, 2006		December 31, 2005

Deferred tax assets

Income tax on tax loss carryforwards	456	(1)	589
Foreign exchange differences deductible in
future periods/years	26		53
Allowance for doubtful accounts	45		40
Accrual for reserves and other non-
deductible allowances and accruals	205		187
Other	12		12

Subtotal	744		881

Deferred tax liabilities

Fixed and intangible assets	(1,005)		(1,095)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(3)		(4)

Subtotal	(1,021)		(1,113)

Total diferred tax liabilities, net	(277)		(232)

(1) Net of 133 million of tax loss carryforwards that offset the tax charge related to the taxable income estimated for the six-month period ended June 30, 2006.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax from continuing operations and the amount charged to the income statement of operations for the six-month periods ended June 30, 2006 and 2005:

	June 30, 2006	June 30, 2005

Net income before tax at statutory income
tax rate	50	76

Permanent differences:

Net non-taxable loss/(income)	(3)	(2)
Reversal of allowance for deferred tax
assets	-	(74)

Total	47	-

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the six-month period ended June 30, 2006 in an amount of 20 million that was included in the caption “Other non current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). As of June 30, 2006, the Company maintains 169 million as minimum presumed income tax capitalized and measured at their discounted value on the basis of the Company’s tax projections. These balances (nominal value) might be computed as a prepayment in accordance with the description provided in the previous paragraph and based on the following detail:

Maturity year	Amounts in million of pesos (1)

2012	47
2013	40
2014	35
2015	36
2016	20

178

(1) Figures stated at their face value

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated as described in note 2.1. except for “Capital stock - Outstanding shares”, which is stated at its original amounts. The adjustment required to restate this account in constant Argentine pesos (see note 2.1. ) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of telephone lines are recorded as income in the term related to the estimated mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

As of June 30, 2006 and 2005, the Company had agreements with the following resellers or distributors:

i)	Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)	Resellers of prepaid cards: The Company sells prepaid cards to resellers. The Company charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. The Company recognized revenue from prepaid cards based on the usage of the network.

iii)	Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by the Company and the operator receives an average variable commission. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)	Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

Recognition of the Telinver S.A. sale: the Company assessed income as of December 31, 2005 in the amount of about 109 million related to the sale of its interest in Telinver S.A. Upon assessing the income from the sale, the Company considered the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 13.3. ). In relation to this guarantee, as of June 30, 2006, the Company has deferred booking the income from the sale in the amount of 49 million until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount.

The result from the investment in such company for the six-month period ended June 30, 2005 has been disclosed in the Income Statement in the line “Income/(loss) from discontinued operations”.

As of June 30, 2006 and 2005 charges for the consumption and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.).

n) Net earnings/loss per share:

The Company calculates the net earnings/loss per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of AR$ 1 and with a vote per share. As of June 30, 2006 and 2005, the Company has calculated net earnings per share related to continuing and discontinued operations.

2.3.	Public Emergency Law– rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a profound change in the economic model in force as of that time and amended Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 9.1.);

On February 15, 2006, the Company and the Argentine Government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract (“Protocol of Renegotiation”), as provided for in Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 7.).
3)	Contractual compliance (see note 7.).
4)	Regulatory framework (see notes 9.1. and 14.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 7. and 9.1.).
6)	Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in section 37, Exhibit II, Presidential Decree 764/00 undergoes a three-fold increase.
7)	Unification of the low rate time band for local calls, national and international long- distance calls starting as from the implementation of the Protocol of Renegotiation.
8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. On March 31, 2006 the UNIREN set the public hearing which was celebrated on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations.

b) an extension of the National Public Emergency situation until December 31, 2006; and

c) suspension of dismissals without just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

2.4.	Consolidated financial statements

Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A. described in note 15., the Company no longer files consolidated financial statements. In addition, revenue, costs and expenses and cash flows for the six-month period ended June 30, 2005 have been excluded from the respective captions in the statements of income and cash flows for the six-month period ended June 30, 2005 and have been reported separately in such financial statements, as of that date under Discontinued operations.

2.5.	Concentration of operations and credit risk

In the Company’s Management opinion, Telefónica does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivable amount reflected in the balance sheet.

2.6.	Comparative Financial Statements

According to Technical Resolution (“TR”) No. 8, the Company’s financial statements as of June 30, 2006 and for the six-month period then ended, have been presented with the following comparative information:

	—	Balance sheet information: as of December 31, 2005.

	—	Statements of income, of changes in shareholders’ equity and cash flows: for the six-month period ended June 30, 2005.

The same disclosure criteria have been used to prepare the supplementary information that disaggregates the data contained in the financial statements mentioned above. Certain figures as of June 30, 2005 have been adjusted for comparison purposes due to the transaction mentioned in note 15.

2.7	Financial instruments with off-balance-sheet risk

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover the Company's debts in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of the Company's financial debts, or to refinance it by issuing Peso-denominated debt or entering into agreements to peso denominated debts.

As of June 30, 2006, the Company keeps bank and financial debt in foreign currency for an amount equivalent to 2,324 million and for the purpose of partially hedging its debt in foreign currency, the Company has deposits in US dollars as of that date for an amount of US$ 68 million.

The main aspects of the Company's hedging policy are the following:

i.

Existence of a clearly identified risk and the risk management objectives and strategies.

Since Convertibility Law pegged the peso to the US dollar at value of AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, the Company did not hedge its US dollar-denominated debts obligations because under Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the US dollar because rates were denominated in US dollars and converted into pesos at the end of each month. However, in some cases, the Company hedged US dollars against Japanese yens and euros (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of Convertibility Law almost all of the Company's revenues are stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of the abovementioned mismatch the Company established a policy of partially hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, the Company’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

The Company has no financial instruments for trading purposes.

ii.	Main features (notional, maturity date, and interest payment dates) of the underlying and the derivative instruments.

The Company tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii.	Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (e.g. bank valuations).

As part of its hedging policy, the Company has entered into the following financial instruments:

	a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan whose nominal amount as of June 30, 2006 was 5.186 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of June 30, 2006, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$53 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

	b)	Foreign currency forward agreements:

The Company uses foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/US Dollar exchange rate. In April 2006, the Company entered into foreign currency forward agreements by which currency positions are offset upon maturity of the respective agreements, for a total of US$ 55 million, maturing during June 2006. The exchange rate agreed upon for these transactions ranged from Peso 3.05 and Peso 3.09 per US Dollar. These agreements were used to cover firm short-term US Dollars denominated commitments and related to the principal of the Company's negotiable obligations. As of June 30, 2006 there are no foreign currency forward agreements currently in force.

3.	DETAIL OF THE MAIN BALANCE SHEET AND INCOME STATEMENTS ACCOUNTS

	3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g):

	a)	Cash:
	Current

	June 30, 2006	December 31, 2005

On hand	-	1
In banks	14	21

Total	14	22

b)	Trade receivables:

		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Without maturity	24	35	-	-
	Past due (2) (3)	374	338	5	5
	Current	165	159	-	-

	Subtotal (1)	563	532	5	5
	Allowance for doubtful accounts
	(note 21.e)	(153)	(137)	(4)	(4)

	Total	410	395	1	1

(1)	In 2006 and 2005, its includes 24 million and 35 million, respectively, from related companies (see note 13.4.).
(2)	In 2006 and 2005, net of 1 million and 8 million, respectively, fully reserved.
(3)	As a consequence of refinancing past-due trade receivables, 5 million are disclosed as noncurrent receivables as of June 30, 2006 and December 31, 2005, respectively.

c)	Other receivables:
		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Receivables from related companies (1)	252	27	-	226
	Guarantee deposits	3	3	2	2
	Legal deposits	6	5	-	-
	Prepayments to vendors	12	2	-	-
	Prepaid services (2)	-	6	-	-
	Prepaid expenses	7	7	-	-
	Minimum presumed income tax	-	-	169	149
	Prepaid insurance	3	1	-	-
	Financial Instruments (3)	1	1	1	1
	Other (4)	19	12	3	2

	Total	303	64	175	380

(1)	See note 13.4.
(2)	See note 8.1.
(3)	See note 2.7.
(4)	In 2006 and 2005, net of 9 million, respectively, fully reserved.

d)	Inventories:
		Current

		June 30,	December 31,
		2006	2005

	Telephone equipment and other materials	8	5
	Allowance for impairment in value and slow turnover (note 21.e)	(2)	(2)

	Total	6	3

e)	Other assets:
		Current

		June 30,	December 31,
		2006	2005

	Real property intended for sale
		7	3

	Total	7	3

f)	Trade payables:
		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Vendors, contractors and carriers (1)	376	355	2	2
	Management fee (2)	64	80	-	-
	Collections on account and behalf of
	cellular and audiotext companies	57	59	-	-
	Services collected in advance (3)	4	5	61	62
	Deferred income	15	9	44	33

	Total	516	508	107	97

(1)	In 2006 and 2005, its includes 28 million and 35 million, respectively, from to related companies (see note 13.4.).
(2)	See note 13.4.
(3)	Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2006 and 2005 includes 4 million and 5 million, as current amount, respectively, and 57 million as noncurrent, corresponding to related companies (see note 13.4.).

g)	Bank and financial payables:
		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Negotiable obligations (1)	91	434	2,044	2,059
	Imports financing	4	6	6	7
	Long-term financing	8	7	56	55
	Foreign bank loans	30	29	112	120
	Credit balances with banks	27	5	-	-
	Related company - Telefónica
	Internacional S.A. (“TISA”) (2)	24	38	-	-

	Total	184	519	2,218	2,241

(1)	See note 11.
(2)	See notes 12. and 13.4.

h)	Payroll and social security taxes payable:
		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Vacation and bonus accrual	51	56	-	-
	Social security taxes payable	19	17	-	-
	Pre-retirement agreements and
	others (1)	13	14	10	11
	Incentive plan for executives (2)	-	-	2	2
	Other	4	2	-	-

	Total	87	89	12	13

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 8 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and June 30, 2006, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

(2)	See note 18.

i)	Taxes payable:
		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Tax on minimum presumed income	16	11	-	-
	Turnover tax accrual	12	14	-	-
	Value-added tax	28	21	-	-
	Health and safety assessments	25	25	-	-
	Deferred tax liability, net (1)	-	-	277	232
	Other	65	55	-	-

	Total	146	126	277	232

	(1) See note 2.2. k)

j)	Other payables:
		Current		Noncurrent

		June 30,	December 31,	June 30,	December 31,
		2006	2005	2006	2005

	Payables to related companies (1)	12	11	-	-
	Financial instruments (2)	11	12	11	17
	International Telecommunication Union
	(“U.I.T”) (3)	21	21	-	-
	Other	11	12	13	19

	Total	55	56	24	36

(1)	See note 13.4.
(2)	Related to foreign currency swap agreements, (see note 2.7.).
(3)	See note 10.b).

k)	Net liabilities from discontinued operations:

		June 30,	December 31,
		2006	2005

	Deferred income – Sale of Telinver
	S.A. (1)	49	49
	Deferred tax assets	(18)	(18)

	Total	31	31

(1)	See notes 2.2.m) and 13.3.

l)	Cost of services provided:
		Income/(loss)

		June 30,	June 30,
		2006	2005

	Operating expenses (note 21.h)	(987)	(951)
	Cost of goods sold (note 21.f)	(6)	(7)

	Total	(993)	(958)

m)	Other expenses, net:
		Income/(loss)

		June 30,	June 30,
		2006	2005

	Employee terminations (note 21.h)	(12)	(6)
	Contingencies	(26)	(21)
	Miscelaneous, net	3	3

	Total (note 21.h)	(35)	(24)

n)	Other holding and financial income / (expense) on liabilities:
		Income/(loss)

		June 30,	June 30,
		2006	2005

	Deferred expenses amortization	(4)	(4)
	Tax on bank account transactions	(3)	(7)

	Total	(7)	(11)

3.2	Aging of current investments, receivables and payables as of June 30, 2006

	Assets				Liabilities (c)

	Current investments	Trade receivables (a)		Other receivables	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable	Other payables

Past Due:
Up to three months	-	224		-	7	-	-	-	-
From three to six months	-	33		-	2	-	-	-	-
From six to nine months	-	15		-	4	-	-	-	-
From nine to twelve months	-	11		-	-	-	-	-	-
From one to two years	-	17		-	-	-	-	-	-
From two to three years	-	9		-	2	-	-	-	-
Over three years	-	70		-	-	-	-	-	-
Without maturity	206	24		30	26	27	-	354	35
Current:
Up to three months	210	159		262	446	34	33	53	7
From three to six months	-	3		7	12	53	17	-	1
From six to nine months	-	3		2	12	66	23	-	11
From nine to twelve months	-	-		2	5	4	14	16	1
From one to two years	-	-		173	14	1,013	8	-	7
From two to three years	-	-		-	11	38	3	-	8
From three to four years	-	-		-	10	36	1	-	5
From four to five years	-	-		-	9	692	-	-	1
Over five years	-	-		2	63	439	-	-	-

Subtotal:	416	568		478	623	2,402	99	423	76
Allowance for doubtful accounts	-	(157)		-	-	-	-	-	-
Benefits under the Collective
Bargaining Agreements	-	-		-	-	-	-	-	3

Total	416	411		478	623	2,402	99	423	79

Balances
Percentage accruing interest at fixed rate	59%	-		50%	-	94%	-	-	27%
Percentage accruing interest at variable rate	-	49%	(b)	-	-	3%	-	-	-
Percentage accruing income at variable rate	41%	-		-	-	-	-	-	-
Interest
Annual average interest rate in foreign currency	6%	-		5%	-	9%	-	-	6%

Annual average interest rate in local currency	2%	28%	(b)	11%	-	8%	-	-	-

(a)	Includes 5 million past-due classified as noncurrent taking into account Company s Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(c)	Net liabilities from discontinued operations are not included.

4.      REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of June 30, 2006, these assets have a net book value of about 572 million and approximately 499 million (both amounts restated as described in note 2.1. ) of them was registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.     AFFILIATES

        E-Commerce Latina S.A.

The Company holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A. for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a voluntary capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by the Company.

6.     CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of December 31, 2003; 2004; 2005 and June 30, 2006 (1)
Class A	1,091,847,170
Class B	654,205,259
Total (2)	1,746,052,429

(1)	Subscribed and paid in, outstanding and authorized for public offering.

(2)	All shares have equal voting rights.

The General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the absorption of the total 2,968 million loss recorded under Accumulated deficit as of December 31, 2005 by offsetting such balance against the whole balance of Reserve for future dividends: 1,626 million, the whole balance of Legal reserve: 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, the Company will not be able to distribute dividends up and until the Legal reserve is set up again for 416 million and the mentioned reserve is raised in relation to income for the year ended December 31, 2005 for 38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

In accordance with Law No. 25,063, the dividends being distributed, either in cash or in kind, in excess of the taxable income accumulated as of the end of the year immediately preceding the date of payment or distribution shall be subject to a 35% withholding as sole and final income tax payment.

7.     LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“the List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica's main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica's license could be revoked once the procedures set forth in the List have been completed. Telefónica's license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded that the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Company’s Transfer Contract with the Government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, the Company, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver should not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to the Company, thus resulting in the revocation or expiry of the license.

Company’s Management believes that the Company has met all the effective obligations.

8.     COMMITMENTS

8.1 IBM

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. Telefónica Móviles Argentina S.A. (“TMA S.A.”) (formerly known as Telefónica Comunicaciones Personales S.A.), Telinver S.A. and Telefónica Data Argentina S.A. (“TDA S.A.”) executed a contract with IBM whereby the Company outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term, and the transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the term of the contract, the Company committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, the Company should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to the Company, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve months before the expiration of the agreement, the agreement shall be terminated on the termination date.

As of the date of these financial statements, the Company has started the negotiations conducive to a renewal of the agreement.

The following is a summary of the primary contractual cash flows related to the Company’s agreement with IBM, as it was originally stipulated in 2000:

(in millions of US
dollars from 2000
to 2006)

Assets acquired by IBM	23
Baseline monthly installments (service fee total
payments)	(213)
Repurchase of assets	(14)
Refund (only if contract is renewed)	3

As a result of the devaluation of the peso, the Company renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004, to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

8.2 Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 36 million of minimum future payments as of June 30, 2006.

9. RATES

9.1 Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004, this term has been further extended until December 31, 2005, pursuant to Law No. 25,972. The term has been further extended until December 31, 2006, pursuant to Law No. 26,077. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)	Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)	Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low- Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of the Company’s Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company’s future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requests mentioned in the Memorandum of Understanding 2006.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2 Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 10.d., awarded a precautionary measure ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 10.d).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the price cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of June 30, 2006, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

9.3 Tariff restructuring

The tariff restructuring granted by Presidential Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for review of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Presidential Decree No. 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.     LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of June 30, 2006, the total amount recorded as reserves for contingencies is 317 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 196 million and 199 million as of June 30, 2006 and December 31, 2005, respectively. The closing balance of the reserve as of June 30, 2006, is mainly comprised of:

i)	aggregate assessment of probable losses of 104 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of 2005 of Courts of Appeals that were adverse to the Company.

ii)	claims for alleged rights provided in the labor law and related costs which amount to 26.5 million. The Company intends to defend its rights in whichever instances are necessary.

iii)	other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 68 million and 54 million as of June 30, 2006 and December 31, 2005, respectively.

These tax issues are related to:

•	Municipal taxes
•	Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of June 30, 2006 and December 31, 2005, amounts to 53 million and 50 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Other claims for termination of commercial agreements

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of June 30, 2006, the claims filed against the Company including accrued interest and expenses totaled approximately 47 million (in original currency). Notwithstanding, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of June 30, 2006 the Company has paid approximately 13 million (in original currency) in cash for the above-mentioned claims. The

Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both the Company and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into the Company, to deposit 51 million (including principal and interest as of July 31, 2003), which, according to such note, is related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. N° 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the Unión Internacional de Telecomunicaciones (“U.I.T.”) Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1.j), which Telefónica understands is the full amount of its liability as of June 30, 2006. In the opinion of the Company s Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003, in which the Company challenged the calculation prepared by the agency and requested that the proceedings be remanded to the appropriate government agency.

c)	Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the income statement as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d)	Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the Supreme Court of Justice against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

11.     NEGOTIABLE OBLIGATIONS

As of June 30, 2006, there were seven negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of June 30, 2006 (in millions)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4 (e)	4	07/2006	9.875	b)
08/03	US$ 189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03 (c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (d)	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Related to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
e)	On June 29, 2006, the Company deposited the funds in advance so that the amount outstanding would be settled on its maturity date.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to remove almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations in US dollars under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004, the Company's Board of Directors resolved to issue the LESEP class of negotiable obligations under the Program, for a nominal amount of 163.3 million, which has been cancelled as of the date of these financial statements.

On October 28, 2004, the Company proceeded to issue the Second Class of negotiable obligations for 200 million under the above mentioned Program. The issue comprised a Series A for an amount of 134.8 million, with a 365-day term and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate coupon based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%. As of the date of issuance of these financial statements, the Series A and B have been repaid upon maturity.

On February 11, 2005, the Company issued the Third class of negotiable obligations for 250 million in two Series, the Fixed-Rate series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The Fixed-Rate Series have repaid cancelled upon maturity.

12.     FINANCING

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

During 2006 and 2005, as well as in prior periods, the Company managed to reduce gradually its short-term indebtedness through a combination of partial payments and short-and long-term refinancings. During 2005 and 2004 the Company issued Negotiable Obligations (fixed rate and variable rate Series) for a total amount of 613 million (see note 11.). Additionally, the Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company, to settle or refinance successfully the remaining balance of its short-term indebtedness.

In 2005, TISA refinanced some liabilities, and has informed the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

               — Long-term bank financing

As of June 30, 2006, the Company held long-term funds from major financial institutions in an amount equivalent to 168 million with maturity on February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30% . These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance long-term imports from different commercial banks with maturity on August 2008 that accrued interest at six month LIBOR plus 1 to 2.15% per annum, which, as of June 30, 2006, amount to 6 million.

               — Other financing – Related parties

As of June 30, 2006 Telefónica owed, approximately 24 million (about US$ 8 million) to related parties maturing on December 2006, that accrue interests at one-month LIBOR plus an approximately 1% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to meet the obligations assumed in the agreement or if there are restrictions that may limit the Company’s ability to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company’s shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

13.     PARENT COMPANY AND RELATED COMPANIES

13.1.    COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of June 30, 2006. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TSA acquired the majority interest of the capital stock of COINTEL. Consequently, TSA indirectly controls 98% of the voting rights of the total outstanding shares of the Company.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto including the services rendered by TSA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 13.4.).

13.2.    COMMITMENTS RELATED TO TMA S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TMA S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom Argentina S.A. As informed by TMA S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these financial statements the file of this technical review is on the administrative course and as a result the Company is still subject to these guarantees.

The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

13.3.    COMMITMENTS RELATED TO THE SALE OF THE EQUITY INTEREST IN TELINVER S.A.

As part of the sale transaction of Telinver S.A. described in note 15., the Company granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 1.7 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure has not been issued.

On March 1, 2006, Telinver S.A. received a demand from DGR whereby it is required to pay within a term of 5 days the amount of 1.5 million plus compensatory interest. On March 8, 2006 Telinver S.A. filed a brief with the provincial tax authorities rejecting such demand for payment on the grounds that the tax determination thereby included, failed to consider Law No. 13,405, section 16 insofar as it establishes that compensatory interest may not exceed the limit of five times the amount of the outstanding tax liability. In response to the brief filed by Telinver S.A., the Capital Federal Territorial Department of the provincial tax authorities shall send the file for consultation to the Tax Technical Advice Directorate of DGR.

Based on the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date it is uncertain whether it is probable that the Company be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described above is resolved (see note 2.2.m).

13.4.    OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES

During the six-month periods ended June 30, 2006 and 2005, the following transactions were made with the indirect controlling shareholder of the Company and related companies in addition to the transaction described in note 15.

	June 30, 2006	June 30, 2005

	Income / (Loss)
Management Fee
Telefónica S.A. - Sucursal Argentina	(35)	(35)
Net income (loss) from goods and services
TMA S.A.	139	104
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”) (3)	20	21
TDA S.A.	15	19
Telinver S.A. (1)	4	-
Atento Argentina S.A. (“Atento”)	(9)	(7)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(2)	(2)
Emergia Argentina S.A. (“Emergia”)	3	2
Telcel Venezuela (“Telcel”)	3	2
C.P.T. Telefónica del Perú (“CPT”)	9	7
Telefónica S.A. – Sucursal Argentina	(1)	(2)
Televisión Federal S.A. – TELEFE	(1)	(1)
TSA	-	4
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(2)	1
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	1	-
Telefónica Internacional Wholesale Services América S.A. (“TWIS
América”)	1	-
Atlántida Comunicaciones S.A. (“ATCO”)	1	-
Terra Network Argentina S.A.	(1)	-
Communication Technologies Inc. (“CTI USA”) (2)	-	(2)

	180	146

Net loss on financial charges
TISA	(1)	(11)
TPI (1)	5	-
Telinver S.A. (1)	2	-

	6	(11)

Purchases of good and services
TDA S.A.	(2)	1
TIS S.A.	(1)	-

	(3)	1

(1)	See note 15.
(2)	Company belonging to the group until August 2005.
(3)	On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement. As of the date of issuance of these financial statements the merger is still pending registration.

Telefónica payables to/receivables from the Operator (TSA) and other COINTEL’s shareholders and related companies as of June 30, 2006 and as of December 31, 2005 are:

	June 30, 2006	December 31, 2005

ASSETS

Trade receivables

TMA S.A.	-	6
Telcel	7	3
T-Gestiona S.A.	4	4
Telefónica International Wholesale Services (“TIWS
España”)	-	1
TSA	1	6
Telinver S.A. (3)	-	3
ATCO	-	3
Telesp	-	1
Emergia	-	4
TIWS América	2	-
CPT	9	3
Telefónica Larga Distancia de Puerto Rico. Inc.	1	-
Other	-	1

Total Trade receivables	24	35

Other receivables

TDA S.A.	2	9
ATCO	4	-
Telinver S.A. (3)	28	34
Telefónica Media Argentina S.A.	2	2
TISA	1	1
TPI (3)	201	193
TPII (3)	10	10
Atento	3	3
Other	1	1

Total Other receivables	252	253

TOTAL ASSETS	276	288

LIABILITIES

Trade payables

Telefónica S.A. – Sucursal Argentina (1)	64	80
CTC Mundo S.A.	8	8
Emergia	59	62
TIWS América	2	-
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. – TELEFE	1	2
TIS S.A.	1	1
Telefónica Investigación y Desarrollo S.A.	1	4

Atento	3	3
Telesp	1	-
TMA S.A.	2	-
CRM S.A. (4)	9	16
Telinver S.A. (3)	1	-

Total Trade payables	153	177

Bank and financial payables
TISA (2)	24	38

Total Bank and financial payables	24	38

Other payables
TSA	11	10
Telefónica S.A. - Sucursal Argentina	1	1

Total Other payables	12	11

TOTAL LIABILITIES	189	226

(1)	Related to liabilities from management fee.
(2)	See note 12.
(3)	See note 15.
(4)	On June 6, 2006, CRM S.A. and TMA S.A. entered into a final merger agreement. As of the date of issuance of these financial statements the merger is still pending registration.

14.     RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to of appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services (see note 2.2.b).

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent to any business conducted at the Federal, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the policies applicable. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

  bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to mantain the concession granted, among others), legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears, legislative bills aimed at establishing new municipal taxes, among others.

One of the legislative bills aimed at establishing a Federal System of utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, the Company renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

  Assurance of a stable and effective regulatory framework applicable to the industry;
  Maintenance and assurance of legal stability for the benefit of service development;
  Strengthening of the Nation's common welfare;
  Assurance of adequate service supply;
  Assurance of effective protection for the rights of users and consumers;
  Incentives to the involvement of the private sector in telecommunications;
  Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
  Development of the Argentine telecommunications industry;
  Promotion of job creation;
  Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
  Establishment of an equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by Management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to the Company's activities.

15.     SALE OF THE COMPANY’S EQUITY INTEREST IN TELINVER S.A.

Capitalization of loans

On January 3, 2005, Telinver S.A. assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million related to Telinver S.A.’s total payables to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver S.A. subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver S.A.'s Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. The Company subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The non capitalized debt of 45 million would be paid by Telinver S.A. in 8 semi-annual installments and at an 11% annual nominal interest.

On July 31, 2006, Telinver S.A. reimbursed in advance the balance of the loan mentioned in the preceding paragraph for an amount of 28 million plus the interest accrued as of that date. As a result, as of June 30, 2006, the Company has included the balance of such loan under the caption Other current receivables.

Disposal of Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Companies affiliates. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

However, the agreement provides for the acceleration of terms in the event Telefónica S.A. were to decrease its direct or indirect interest in Grupo TPI below 50.1% and/or lost management and control over TPI.

Guarantees: the Company has granted the guarantees customary in these kinds of purchase and sale agreements (see note 13.3.)

Other contracts: before the sale of the shares, the Company and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: the Company has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, the Company will receive compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: the Company will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to the Company’s customers.

     The Company recorded an income from this transaction for 109 million disclosed in the income statement for the fiscal year ended December 31, 2005, under “Income/(loss) from discontinued operations”.

     As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The following table illustrates the net income/(loss) and cash flows for the six-month period ended June 30, 2005, in connection with the discontinued operations:

a)   Net loss from discontinued operations:

	June 30,
	2005

Net revenues	11
Cost of services provided	(5)
Administrative expenses	(6)
Selling expenses	(3)
Holding and financial loss on liabilities	(4)

Net loss for the period	(7	)(1)

(1)	Includes gain/loss from intercompany transactions.

b) Cash flows from discontinued operations:
June 30,

2005

Cash and cash equivalents at beginning of year	17
Cash and cash equivalents at end of period	10

Decrease in cash and cash equivalents	(7)
Total net cash flows provided by operating activities	2

Total net cash flows used in financing activities	(9)

Total net cash flows used in investing activities	-

Decrease in cash and cash equivalents	(7)

On July 24, 2006, TSA transferred its total shareholding in TPI and TPII; therefore, as from that date TPI and TPII no longer belong to Grupo Telefónica.

In addition, as a result of the change in the shareholders’ control over TPI and TPII and pursuant to the enforcement of the acceleration clauses mentioned above, as of August 1, 2006, these companies early repaid the promissory notes delivered to the Company and the interest accrued thereon as of that date. In consequence, as of June 30, 2006, the Company included the receivables from TPI and TPII for 201 and 10 million, respectively, under the account Other current receivables.

16.    RESTRICTED ASSETS

Collateral for Segment Capacity Obligations to Intelsat

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. The Company recognized the effects of the sale as of that date.

As a result of the sale of its shares in Intelsat, the Company exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

17.    ACCOUNTING PRINCIPLES APPLIED

These financial statements have been translated into English from those originally issued in Spanish. In addition these financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

18.    INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005, the Company’s Board approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005, through December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

The Company recognizes its obligation associated with the execution of the program under the straight-line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1. h).

19.    PURCHASE OF TDA S.A.’s SHARES

In connection with Grupo Telefónica’s internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and Datacorp entered into the respective share purchase and sale agreement which provides that such purchase and sale transaction is contingent upon, among other obligations assumed by the parties, the Company and Datacorp being granted an authorization by the S.C. in the terms of Decree No. 764/00 within 12 months of the execution of the abovementioned agreement. On July 10, 2006 the Company filed with the S.C. an application for the abovementioned approval, which has not been granted as of the date of these financial statements.

The closing date of the transaction, understood as the date on which Datacorp shall transfer the shares and the Company shall pay the price, shall take place within 5 business days following compliance with the condition mentioned in the previous paragraph.

The price for the purchase and sale of the shares was established in the amount of US$ 51 million, which shall be adjusted on the basis of working capital, contingency provisions and agreements with customers and suppliers between the date established in the share purchase and sale agreement and the date of the effective transfer thereof.

20.     SUBSEQUENT EVENTS

-Cancellation of treasury shares

On August 8, 2006, the Company’s Board of Directors submitted for the consideration of the Shareholders’ Meeting to be summoned for September 7, 2006, the cancellation of 2,355 treasury shares. These shares were acquired as a result of the exchange of shares that took place in the corporate restructuring process carried out in 2001 and represented the fractions of shares that were held by minority shareholders.

-Capital Stock Reduction

In addition, the Board of Directors decided to submit to the approval of Special Shareholders’ Meeting a voluntary capital stock reduction for AR$ 1,047,630,044.4, i.e., from AR$ 1,746,050,074 to AR$ 698,420,029.6. The effective implementation of the voluntary capital stock reduction is subject to the approval of the Buenos Aires Stock Exchange (“BCBA”).

In order to implement the voluntary capital stock reduction the Company shall simultaneously pay the shareholders an amount of AR$ 0.60 in cash and shall deliver four new shares of par value AR$ 0.10 each for each share of par value AR$ 1 held by each shareholder before the capital reduction. Therefore, the shares of par value AR$ 1 will be cancelled.

Additionally, in due time the Company shall apply to the CNV and to the BCBA for an adjustment to their related public offering and listing authorizations, respectively, in order to reflect the capital reduction mentioned above.

-Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. This is an early retirement option accompanied by a financial proposal that provides for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan is addressed to all the personnel meeting the eligibility requirements and it shall initially cover from 50 to 120 people for the first month it is in force and, on a monthly basis, the Company shall assess the renewal of the plan and new beneficiaries. The definition of the particular terms of the plan as well as implementation thereof shall be the responsibility of the Company’s Management.

21.     OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of goods sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)    Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value

Main account	Amounts at beginning of year	Increases	Net Retirements	Transfers		Amounts at end of period

Land	113	-	-	(2)		111
Buildings	1,725	-	-	1		1,726
Switching equipment	4,192	-	(4)	31		4,219
Transmission equipment	4,058	-	-	90		4,148
Network installation	7,588	-	-	13		7,601
Telephones, switchboards and
booths	660	13	(3)	4		674
Furniture, software and office
equipment	1,244	-	(3)	36		1,277
Automobiles	57	2	(1)	-		58
Work in process (1)	310	162	-	(146)		326
Materials (2)	57	79	(21)	(24)		91
Prepayments to vendors	19	5	-	(10)		14

Total	20,023	261	(32)	(7	)(3)	20,245

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Transfers	Accumulated at end of period	Net book value at end of period

Land	-	-	-	-	-	-	111
Buildings	566	50	22	-	(2)	586	1,140
Switching equipment	3,751	10	92	(4)	-	3,839	380
Transmission equipment	3,046	10	138	-	-	3,184	964
Network installation	4,960	15	218	-	-	5,178	2,423
Telephones, switchboards and booths	627	5 – 7	6	(3)	-	630	44
Furniture, software and office equipment	1,089	1 – 5	50	(3)	-	1,136	141
Automobiles	34	5	5	(1)	-	38	20
Work in process	-	-	-	-	-	-	326
Materials (2)	-	-	-	-	-	-	91
Prepayments to vendors	-	-	-	-	-	-	14

Total	14,073		531	(11)	(2) (3)	14,591	5,654

(1)	Capitalized interests in work in process amount to 3 million. See note 2.2.g).
(2)	Net of 21 million of obsolescence allowance.
(3)	Correspond to real property intended for sale. See note 2.2.d).

 a)    Fixed assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1. )

	Original value

Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Increases	Net Retirements	Transfers	Amounts at end of year

Land	117	(4)	113	-	-	-	113
Buildings	1,740	(17)	1,723	-	-	2	1,725
Switching equipment	4,149	-	4,149	-	(11)	54	4,192
Transmission equipment	3,890	-	3,890	1	(1)	168	4,058
Network installation	7,559	-	7,559	-	-	29	7,588
Telephones, switchboards and booths	626	-	626	28	(5)	11	660
Furniture, software and office
equipment	1,054	(31)	1,023	13	-	208	1,244
Automobiles	33	-	33	24	-	-	57
Work in process (1)	396	-	396	327	-	(413)	310
Materials (2)	87	-	87	73	(44)	(59)	57
Prepayments to vendors	12	-	12	7	-	-	19

	-		-
Total	19,663	(52)	19,611	473	(61)	-	20,023

	Depreciation

Main account	Accumulated at beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Useful life (in years)	For the year	Retirements	Accumulated at end of year	Net book value at end of year

Land	-	-	-	-	-	-	-	113
Buildings	535	(10)	525	50	41	-	566	1,159
Switching equipment	3,557	-	3,557	10	205	(11)	3,751	441
Transmission equipment	2,770	-	2,770	10	277	(1)	3,046	1,012
Network installation	4,526	-	4,526	15	434	-	4,960	2,628
Telephones, switchboards and booths	621	-	621	5 – 7	11	(5)	627	33

Furniture, software and office
equipment	1,031	(30)	1,001	1 – 5	88	-	1,089	155
Automobiles	27	-	27	5	7	-	34	23
Work in process	-	-	-	-	-	-	-	310
Materials (2)	-	-	-	-	-	-	-	57
Prepayments to vendors	-	-	-	-	-	-	-	19

Total	13,067	(40)	13,027		1,063	(17)	14,073	5,950

(1)	Capitalized interests in work in progress amount to 11 million. See note 2.2.g).
(2)	Net of 21 million of obsolescence allowance.
(3)	See note 15.

b)   Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost

Main account	At beginning of year	Net Retirements	Increases	At end of period

Licenses to use the logo and trademarks	40	-	-	40
Deferred expenses	76	-	-	76
License (frequencies)	59	-	-	59
No competition obligation	2	-	-	2

Total	177	-	-	177

	Amortization

Main account	At beginning of year	For the period	Retirements	At end of period	Net book value at end of period

Licenses to use the logo and trademarks	14	1	-	15	25
Deferred expenses	62	4	-	66	10
License (frequencies)	55	1	-	56	3
No competition obligation	-	-	-	-	2

Total	131	6	-	137	40

b)   Intangible assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost

Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	Net Retirements	Increases		At end of year

Licenses to use the logo and trademarks	50	(3)	47	(7)	-		40
Assignment of rights	22	(22)	-	-	-		-
No competition obligation	6	(5)	1	-	1		2
Deferred expenses	76	-	76	-	-		76
License (frequencies)	59	-	59	-	-		59

	-				-
Total	213	(30)	183	(7)	1	(2)	177

	Amortization

Main account	At beginning of year	Discontinued operations (3)	Amounts at beginning of year from continuing activities	For the year	Retirements (1)	At end of year	Net book value at end of year

Licenses to use the logo and trademarks	19	(2)	17	3	(6)	14	26
Assignment of rights	16	(16)	-	-	-	-	-
No competition obligation	4	(4)	-	-	-	-	2
Deferred expenses	54	-	54	8	-	62	14
License (frequencies)	53	-	53	2	-	55	4

Total	146	(22)	124	13	(6)	131	46

(1)	In 2005, as a result of the transaction mentioned in note 15, the Company transferred certain trademarks to Telinver S.A.
(2)	Includes 1 million transferred from other receivables.
(3)	See note 15.

c)    Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos)

	2006					2005

Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost	Book Value	Book Value

Current assets (1)

Government securities – Discount bond	-	US$1.0	9,206,026	-	29	25
Government securities – Pro 13 bond	-	AR$ 1.0	11,267,897	-	7	-

Total current					36	25

Noncurrent assets (2)
Affiliates
E-Commerce Latina S.A. (3)	Common	AR$ 1.0	808,354	33	-	1

Total noncurrent					-	1

Total					36	26

(1)	See note 2.2.e).
(2)	See note 2.2.f).
(3)	Financial Statements as of March 31, 2006, approved by E-Commerce Latina S.A.'s Board of Directors on April 24, 2006, with auditor s limited review report by Abelovich, Polano & Asociados dated April 24, 2006 with no observations.

d)    Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos)

	June-06	Dec-05

Main account and features	Book value

Current investments:

Foreign currency deposits (note 21.g)	209	260
Local currency deposits	1	33
Foreign currency mutual funds (note 21.g)	85	-
Local currency mutual funds	85	23

Total	380	316

e) Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos)

	2006

Account	Balance at beginning of year	Increases		Decreases		Balance at end of period

Deducted from current assets:
For doubtful accounts	137	34	(1)	(18)	(2)	153
For impairment in value and slow turnover	2	-		-		2

	139	34		(18)		155
Deducted from noncurrent assets:
For doubtful accounts	4	1	(1)	(1)	(2)	4

	4	1		(1)		4

Total	143	35		(19)		159

Included in current liabilities:
Reserves	100	4		-		104
Included in noncurrent liabilities:
Reserves	203	47		(37)		213

Total	303	51	(3)	(37)		317

	2005

Account	Balance at beginning of year	Discontinued operations (6)	Balance at beginning of year from continuing activities	Increases		Transfers	Decreases		Balance at end of year

Deducted from current assets:
For doubtful accounts	149	(6)	143	77	(1)	-	(83) (	2)	137
For impairment in value and slow
turnover	3	-	3	-		-	(1)		2

	152	(6)	146	77		-	(84)		139
Deducted from noncurrent assets:
For doubtful accounts	10	(1)	9	4	(1)	-	(9) (	2)	4
For other receivables – Impairment of
Patriotic Bond	56	-	56	3	(5)	-	(59)		-
For other receivables – Deferred tax
assets	26	(26)	-	-		-	-		-

	92	(27)	65	7		-	(68)		4

Total	244	(33)	211	84		-	(152)		143

Included in current liabilities:
Reserves	4	(4)	-	-		100	-		100
Included in noncurrent liabilities:
Allowance of deferred taxes (4)	474	-	474	-		-	(474)		-
Reserves	267	-	267	71		(100)	(35)		203

Total	745	(4)	741	71	(3)	-	(509)		303

(1)	Included in selling expenses in the income statements.
(2)	In 2006 and 2005, includes 16 million and 61 million, respectively, for recovery of doubtful accounts.
(3)	In 2006 and 2005, includes 26 million and 56 million disclosed under “Other expenses, net” and 25 million and 13 million disclosed under “Financial income/(expense) and holding losses on liabilities”, respectively, in the income statements.
(4)	See Note 2.2.k).
(5)	In 2005, net of 2 million, disclosed under “Financial income/(expense) and holding gains/(losses) on assets – Exchange differences” in the income statement.
(6)	See note 15.

f) Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	June-06	June-05

Inventories at beginning of year	5	8
Purchases	9	9
Inventories at end of period	(8)	(10)

Total (note 3.1.l)	6	7

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(amounts stated in millions of Argentine pesos)

	2006				2005

	Amount in units of foreign currency (1) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (1) (in millions)	Currency	Book value in millions of pesos

ASSETS
Current assets
Cash
In Banks	1	US$	3.086000	2	4	US$	13
Investments
Foreign currency deposits	68	US$	3.086000	209	86	US$	260
Government securities	9	US$	3.086000	29	8	US$	25
Mutual funds	28	US$	3.086000	85	-	US$	-
Trade receivables	15	US$	3.086000	47	7	US$	21
	1	SDR	4.565336	4	2	SDR	8
Other receivables
Related companies	71	US$	3.086000	220	3	US$	9
Prepayment to vendors (2)	-	US$	3.086000	-	-	US$	1
	3	EURO	3.943000	12	3	EURO	11
Financial instruments	-	US$	3.086000	1	-	US$	1
Other	1	US$	3.086000	4	1	US$	2

Total current assets				613			351

Noncurrent assets
Other receivables
Financial instruments	-	US$	3.086000	1	-	US$	1
Related companies	-	-	-	-	67	US$	203
Other	1	US$	3.086000	2	1	US$	2

Total noncurrent assets				3			206

Total assets				616			557

LIABILITIES
Current liabilities
Trade payables	42	US$	3.086000	128	32	US$	97
	1	SDR	4.565336	6	2	SDR	8
	1	EURO	3.943000	3	3	EURO	10
	1	BRL	1.399430	1
Bank and financial payables	22	US$	3.086000	69	99	US$	301
	1,090		¥0.026988	29	1,096		¥28
	2	EURO	3.943000	8	2	EURO	7
Other payables
Related companies	-	US$	3.086000	1	-	US$	1
	3	EURO	3.943000	11	3	EURO	10
Financial instruments	4	US$	3.086000	11	4	US$	12

Total current liabilities				267			474

Noncurrent liabilities
Trade payables	1	US$	3.086000	2	1	US$	2

Bank and financial payables	664	US$	3.086000	2,050	665	US$	2,016
	4,149		¥0.026988	112	4,667		¥120
	14	EURO	3.943000	56	15	EURO	55
Other payables
Financial instruments	4	US$	3.086000	11	6	US$	17

Total noncurrent liabilities				2,231			2,210

Total liabilities				2,498			2,684

(1)	Includes figures less than 1 million in foreign currency.

(2)	Includes 12 million, in 2006 and 2005, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 21.a).

US$:	US dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Reals

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND 2005

(amounts stated in millions of Argentine pesos)

	2006					2005

ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	193	35	38	-	266	218
Other payroll expenses	1	1	-	-	2	3
Fixed assets depreciation	461	55	15	-	531	551
Fees and payments for services	218	87	45	-	350	295
Advertising	-	-	33	-	33	28
Directors’ and statutory auditors’ payments	-	3	-	-	3	3
Insurance	-	7	-	-	7	6
Material consumption and other expenditures	28	4	3	-	35	31
Management fee	31	4	-	-	35	35
Transportation	13	-	-	-	13	13
Taxes	27	-	80	-	107	98
Rentals	13	2	1	-	16	15
Commissions	-	-	12	-	12	12
Allowance for doubtful accounts	-	-	35	-	35	46
Recovery of doubtful accounts (1)	-	-	(22)	-	(22)	(30)
Tax on bank transactions	-	17	-	-	17	15
Intangible assets amortization (2)	2	-	-	-	2	3
Employee terminations	-	-	-	12	12	6
Other	-	-	-	23	23	18

Total 2006	987	215	240	35	1,477

Total 2005	951	185	206	24		1,366

(1)	In 2006, it includes 6 million related to collections from customers written off as of December 31, 2005 and to other recoveries. In 2005, it includes 6 million corresponding to collections from customers written off as of December 31, 2004.
(2)	In 2006 and 2005, not including 4 million, respectively, corresponding to depreciation of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities” in the income statements.

Item 3

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

      The following discussion should be read together with the financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the six-month periods ended June 30, 2006 and 2005. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles (see notes 2.1. and 17. to the financial statements).

     Until September 30, 2005, the Company filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of the Company's equity interest in Telinver S.A., the Company no longer files consolidated financial statements. In addition, revenue, costs and expenses, and cash flows for the six-month period ended June 30, 2005, have been excluded from the respective captions in the accompanying income statement and statement of cash flows for six-month period ended June 30, 2005, and have been reported separately in such financial statements as of that date, under Discontinued Operations (see note 15. to the financial statements).

Critical Accounting Policies

     This information summary is based upon the Company’s financial statements, which have been prepared in accordance with Argentine GAAP.

      The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in notes 2. and 12. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

  the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. Company’s Management estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

  the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable amount, an adjustment charge is to be recognized based on the fair value of the asset. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Company Management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

  In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of the Company Management´s best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in note 9.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

  the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and in the opinion of its legal counsel (see note 10. to the financial statements).

  the Company’s Management assesses the recoverability of deferred tax assets and minimum presumed income tax based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, the Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds Income tax during one fiscal year, such excess amount may be computed as a prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making its assessment, the Company’s Management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of June 30, 2006, on the basis of the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables having an impact on future taxable income, including the renegotiation of the Argentine debt, the evolution of the balance of tax loss carryforwards for the past three years, the stability and predictability in relation to the exchange rate and inflation for the next two years, as well as a reduction in foreign- denominated indebtedness, the Company considers that the balances of net deferred tax assets and minimum presumed income tax are likely to be recovered (see note 2.3. to the Company’s financial statements).

  the creation of allowances, amounting to 157 million set up to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection; and

  the Company’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

     The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.2. g, 2.2. k, 2.3. , 9., 10. and 14. to the Company’s financial statements.

     Among others, these financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the financial statements in the moment that Management becomes aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

  the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

  the regulated nature of the Argentine telecommunications market, including a framework of decrees of the Federal Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

  the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

      After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003.

      In the last legislative elections of October 2005, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the required quorum for holding sessions is 129.

     As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 128.6 billion (equivalent to 71% of Gross Domestic Product (“GDP”), according to official figures) at the end of such year. Anyway this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

     On December 15, 2005, President Kirchner announced the pre-settlement of the debt owed to the International Monetary Fund (“IMF”); to such end, about US$ 9.5 billion were disbursed on January 3, 2006. Consequently, the Government applied to this disbursement all the “unrestricted” reserves (those exceeding the support to the monetary base).

     Economic activity continues expanding at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003, 9% in 2004, and 9.2% in 2005, reaching absolute values higher that the one for 1998. The country’s annualized inflation rate continues in 2-digit; in 2005, retail prices accumulated a 12.3% increase (higher than for the same period of 2003 and 2004) while wholesale prices accumulated a 10.6% increase in the same period. In the first semester of 2006, retail prices accumulated an inflation of 4,9% (lower than for the same period of 2005) as a result of the agreements currently in force between the Government and Argentina’s main manufacturers and distributors of goods that have a significant impact on the calculation of the Consumer Price Index (“CPI”).

     The employment continues to improve, though at a slower pace. The unemployment rate was 11.2% in the first quarter of 2006 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 34% of total population and indigence represents the 12% of total population. In addition, the work of non-registered employees continuous being high and both unemployment and public insecurity are the main demands of the society.

     As far as the main financial variables are concerned, the situation seems stabilized. The dollar exchange rate fluctuates around AR$ 3.10 per US dollar, whereas the capital flight is not significant and controls on speculative capital have been established. The Merval index closed June 30, 2006 above 1,700 points, accumulating 11% in Peso-denominated income and 9% in US Dollar-denominated income in first half of 2006. Interest rates are still low, even with slightly negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

     The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and the energy crisis. Regarding the price scenario, the retail inflation rate would be placed again in 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2005 period. Therefore, the unemployment rate will probably record annual slight declines.

      In the financial markets the Peso is expected to maintain its light appreciation against the US dollar, while interest rates will tend to increase gradually, following increases in international rates. Both the variable and fixed income market would range according to with the volatility that implies the sustainability of public and external accounts, as well as the conditions of the world economy, in order to satisfy funding needs (public and private) for the rest of the 2006-2007 period.

      The following table sets forth rates of inflation, as measured by the Argentine WPI and the rate of real growth of Argentine GDP for the periods shown:

	June 30,

	2006	2005

WPI (% change) (1)	5.0	3.7

(1) Price index figures are for the six-month periods ended June 30, 2006 and 2005.

	June 30,

	2006 (3)	2005 (2)

GDP (annual % change)	8.4	9.2

(2) Official data.
(3) Projection estimated by the Company.

Telecommunication rate regulations

      Presidential Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

      In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the AMBA. Pursuant to Resolution SC No. 304/03, the Department of Communication (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

      For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in US dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

      The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

      Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

      Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004, this term has been further extended until December 31, 2005 pursuant to Law No. 25,972. The term has been further extended until December 31, 2006 pursuant to Law No. 26,077. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the above mentioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

      In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

      Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

      With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

     a) Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

     b) Internet access service in all its provincial centers at discount prices.

     c) Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

      As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

      Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

      Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

      Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

      In the opinion of the Company's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on the Company's future income(loss).

      The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

      The Company filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

      In the Memorandum of Understanding 2006, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both the Company and its shareholders are required to suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limit established the suspension requests mentioned in the Memorandum of Understanding 2006.

      The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

      In the opinion of Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in US dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Taxes

      Turnover Tax: the rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. By its Resolution No. 2,345/94, the National Telecommunications

Commission (“CNT”) required to the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account AR$ 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately AR$ 8 million in principal and AR$ 17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The National Communications Commission (“CNC”) replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

      Subsequently, through Resolution No. 4,583/99, the S.C. dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

      Additionally, the Company calculates the Tax on minimum presumed income. This tax will be in effect for ten fiscal years and is supplementary to Income tax, because while the latter is levied on the year’s taxable income, minimum presumed income tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should minimum presumed income tax be higher than Income tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income tax over minimum presumed income tax that may arise in the next ten fiscal years.

      Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

      Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

      Presidential Decree No. 764/2000 approved the Rules for Universal Service Regulation, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax and automatic deductions provided by the related regulation.

Tax Reform:

      The Federal Congress and PEN, in the exercise of the powers thereto delegated, passed a tax reform law that introduced the following amendments:

Income tax

      Law No. 25,784, in effect for fiscal years current as of October 22, 2003 modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

      Presidential Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on thin capitalization. Concerning the latter, the new regulations establish that interest paid to related foreign companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

     VAT

      Law No. 25,865, published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on January 19, 2004 amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo). This Law introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

     Pursuant to Presidential Decree No. 806/04, this law shall come on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No. 1,695, 1,697 and 1,699.

      Under General Resolution (AFIP) No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increasing from AR$ 426 to AR$ 710 and from AR$ 852 to AR$ 1,420, respectively, the limit for applying the withholding.

     Social security contributions

     Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to AR$ 6,000 with respect to contributions accrued until September 30, 2004; to AR$ 8,000 from October 1, 2004 to March 31, 2005; to AR$ 10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

     Royalties to be paid to municipalities for public space occupancy

     In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

     This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

     The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Comparison of results of operations for the six-month periods ended June 30, 2006 and 2005

      All references made below to 2006 and 2005 are to the Company’s six-month periods ended June 30, 2006 and 2005, restated as described in note 2.1. to the financial statements.

      In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.1. to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

     Net revenues increased by 8.7% to AR$ 1,799 million in 2006 from AR$ 1,655 million in 2005.

      The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

      The following table shows operating revenues stated in millions of pesos by category of services for the six-month periods ended June 30, 2006 and 2005:

	Amounts in million of pesos

	2006		2005		Variation

Basic telephone service
Measured service	463	25.7%	453	27.4%	2.2%
Monthly basic charges (1)	408	22.7%	383	23.1%	6.5%
Special services	330	18.3%	270	16.3%	22.2%
Public phones	85	4.7%	95	5.7%	-10.5%
Access charges	305	17.0%	250	15.1%	22.0%
International long-distance service	59	3.3%	61	3.7%	-3.3%
Direct Lines	40	2.2%	41	2.5%	-2.4%
Other	109	6.1%	102	6.2%	6.9%

Total	1,799	100%	1,655	100%	8.7%

(1) Includes basic charges and charges for supplemental services.

      The main variations refer to:

     Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues for the termination of those calls (included in Access charges revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

     Measured service increased by AR$ 10 million or 2.2% to AR$ 463 million in 2006 from AR$ 453 million in 2005. The variation was mainly due to: (i) an increase of AR$ 19 million or by 3.5% in the total average number of billable lines, (ii) a decrease in tariff discounts of approximately AR$ 5 million in 2006 as compared to 2005, partially offset by (iii) a decrease in average urban and interurban consumption per line of approximately AR$ 14 million.

     Monthly basic charges increased by AR$ 25 million or 6.5% to AR$ 408 million in 2006 from AR$ 383 million in 2005. The variation was mainly due to: (i) an increase in the Company’s average number of billable lines of approximately 5% that represents an estimated effect of AR$ 16 million, (ii) an increase in revenues from supplemental services of approximately AR$ 17 million, mainly due to the increase in the average price of these services of approximately 22.3%, (iii) a decrease in tariff discounts of approximately AR$ 2 million in 2006 as compared to 2005, partially offset by (iv) a decrease in the average monthly basic charges of approximately AR$ 10 million in 2006 as compared to 2005.

     Special services increased in AR$ 60 million or 22.2% to AR$ 330 million in 2006 from AR$ 270 million in 2005. The variation was mainly due to an increase of: (i) AR$ 51 million in internet service subscriptions billed, due to the rise in the income generated by broad band services of 48.2%, (ii) AR$ 5 million in services provided to suppliers of audiotext and free calls, (iii) in the digital trunk access service for 2 million and, (iv) AR$ 2 million in the income generated by pre-paid cards.

     Revenues from public phones decreased by AR$ 10 million or 10.5% to AR$ 85 million in 2006 from AR$ 95 million in 2005. The variation mainly results from a drop in the consumption in third party calling centers, partially offset by a drop in the commissions paid to them.

     Access charges: the Company bills and collects income resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

     Revenues resulting from access charges (interconnection) in 2006 amounted to AR$ 305 million, as compared to AR$ 250 million in 2005, representing an increase of AR$ 55 million or by 22.0% . The variation mainly results from an increase in interconnection traffic of approximately 9%, in particular with mobile telephone companies due to the increase of clients of these companies, and an increase in interconnection subscriptions by approximately 28.1% .

     International long-distance service revenues decreased by AR$ 2 million or 3.3% to AR$ 59 million in 2006 from AR$ 61 million in 2005. This variation was mainly due to a decrease in the average tariffs charged to customers and carriers and an increase in outgoing traffic with international carriers.

     Revenues from Direct Lines decreased by AR$ 1 million or 2.4% to AR$ 40 million in 2006 from AR$ 41 million in 2005. This variation was mainly due to a decrease in sales due to the increase in discounts granted.

      “Other” revenues increased to AR$ 109 million in 2006 from AR$ 102 million in 2005 which represents an increase of AR$ 7 million or 6.9% . This variation is generated by an increase in computer assistance services and other management services provided. These revenues were partially offset by a decrease in connection revenues (see note 2.2. m) to the financial statements).

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

      Cost of services provided, administrative expenses and selling expenses increased by 7.3% to AR$ 1,448 million in 2006 from AR$ 1,349 million in 2005.

      The following table shows the breakdown of expenses for the six-month periods ended June 30, 2006 and 2005, stated in million pesos:

	Amounts in million of pesos

	2006		2005

Salaries and social security taxes	266	18.4%	218	16.2%
Amortization of fixed assets and intangible
assets (1)	533	36.8%	554	41.1%
Fees and payments for services	383	26.5%	323	23.9%
Material consumption and other expenditures	35	2.4%	31	2.3%
Allowance for doubtful accounts	13	0.9%	16	1.2%
Taxes	107	7.4%	98	7.2%
Management fee	35	2.4%	35	2.6%
Other	76	5.2%	74	5.5%

Total	1,448	100%	1,349	100%

(1) Excluding the portion corresponding to financial expenses.

     The main variations of operating costs refer to:

      Salaries and social security taxes increased by 22% or AR$ 48 million to AR$ 266 million in 2006 from AR$ 218 million in 2005. The variation was mainly due to an increase in salaries granted by the Company to employees, both those included and not included in the collective bargaining agreement, during the first semester of 2006. Additionally, this variation includes the effect of the agreements between the Company and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2005 and January 2006. These increases were accompanied by an light increase in Telefónica’s average headcount, which varied approximately 2% to 8,910 in 2006 from 8,759 in 2005.

     The productivity index, measured as lines in service by employee grew from 505.0 in 2005 to 508.2 in 2006, which represents approximately a 0.6% increase.

     Total amortization of fixed assets and intangible assets decreased to AR$ 533 million in 2006 from AR$ 554 million in 2005. The decrease was mainly due to assets that were no longer amortized as from June 2005 (mainly transmission, switching and radio equipment), partially offset by the amortization of investments in fixed assets applied during 2005 and in the first semester of 2006.

     Fees and payments for services increased by 18.6% or AR$ 60 million to AR$ 383 million in 2006 from AR$ 323 million in 2005.

     In relation to the above mentioned variation, the main increases should be highlighted:

  Temporary personnel expenses for AR$ 11 million, mainly due to the need to hire temporary personnel and salary increases granted by the Company;
  Maintenance expenses for AR$ 3 million, due to an increase in preventive maintenance as a consequence of the increase in the lines in service, and expenses associated;
  Maintenance of buildings expenses for AR$ 2 million, due to adjustments in the price of the agreements of the suppliers;
  Advertising expenses for AR$ 5 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;
  Interconnection fees to providers amounting to AR$ 17 million due to the increase in traffic, mainly outgoing international Internet calls as a consequence of the increase in Internet services supplied by the Company and the costs assumed by the Company for the publication of telephone directories (see note 15. to the financial statements);
  Technical services and systems of 13 million mainly due to an increase in the capacity hired from service providers and to the adjustment in the prices of agreements with suppliers of services;
  Commissions for sales of AR$ 5 million due to the increase in the revenues;
  Security, communication and travel expenses of AR$ 4 million.

     Costs for material consumption and other expenditures increased from AR$ 31 million in 2005 to AR$ 35 million in 2006. The main cause for the change was the increase in the supplies used by the Company.

     The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2006 allowance for doubtful accounts was of AR$ 35 million, as compared to AR$ 46 million in 2005, representing a decrease of AR$ 11 million; and (ii) a total recovery of collection of past-due customers in 2006 of AR$ 22 million, as compared to AR$ 30 million recovered in 2005 representing a decrease of AR$ 8 million. These variations are due to the new collection plans implemented by the Company.

     The charge to income for taxes increased from AR$ 98 million in 2005 to 107 million in 2006. This variation is mainly due to an increase in the Company’s revenues, the taxable base of certain taxes.

     The charge to income for management fee was AR$ 35 million in 2005 and 2006.

     The charge to income of other operating costs increased from AR$ 74 million in 2005 to AR$ 76 million in 2006, representing a 2 million increase. The variation is mainly due to an increase in the amount expensed as tax on bank debits and credits as a result of the increase in banking transactions.

Financial incomes and losses

     In 2006 and 2005 interest capitalized in fixed assets totaled AR$ 3 million (see note 2.2. g) to the financial statements).

      For 2006 and 2005, net financial incomes and losses amounted to losses of AR$ 171 million and AR$ 65 million, respectively, representing an increase in the loss of AR$ 106 million. This increase was mainly due to: (a) AR$ 157 million for exchange difference loss resulting from the effect of changes in the exchange rate experienced in both periods, from a gain of AR$ 109 million in 2005, to a loss of AR$ 48 million in 2006, partially offset by (b) a reduction in interest and financial charges, of AR$ 24 million, to a loss of AR$ 118 million in 2006 from a loss of AR$ 142 million in 2005, mainly due to a decrease in foreign financial payables and in the debt of the Company with its indirect controlling company Telefónica International S.A. (“TISA”) partially offset by the increase in the average exchange rate for the period.

Other expenses, net

      Other expenses, net increased from AR$ 24 million in 2005 to AR$ 35 million in 2006, representing a 45.8% increase. The variation is mainly explained by an increase in employee termination charges and by a increase in reserve for contingencies (see note 10. to the financial statements).

Income tax

      The charge the income tax as of June 30, 2006 amounted to 47 million. See note 2.2. k) to the financial statements.

Results from discontinued operations

      Discontinued operations in 2005 resulted in a loss of 5 million. See notes 2.2. m) y 15. to the financial statements.

Net income (loss)

     Net income (loss) decreased from a gain of AR$ 212 million in 2005 to a gain of AR$ 97 million in 2006, mainly due to the variation of financial charges produced by exchange differences.

Liquidity and capital resources

     In 2006 and 2005, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and cash equivalents

     Company’s cash and cash equivalents were 394 million as of June 30, 2006, (net of 36 million corresponding to the Discount Bond and the PRO13 Bond) and 253 million as of June 30, 2005. As of June 30, 2006, cash and cash equivalents increased by 56 million, or 16.6% . As of June 30, 2006, 75.1% of Company’s cash and cash equivalents are in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 5.6% as of June 30, 2006.

Financial resources and investments

     Cash provided by operating activities in 2006 increased by AR$ 41 million, from AR$ 784 million in 2005 to AR$ 825 million in 2006.

     The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and ultimately of applying for financing from the Company’s indirect parent company.

     Main funds used in 2006 were to purchase fixed assets and to repay loans. The funds used to purchase fixes assets in 2006 and 2005 amount to AR$ 235 million and AR$ 185 million (net in 2006 and 2005 of AR$ 26 million and AR$ 20 million, respectively, financed with trade payables).

     As of June 30, 2006, the Company held long term funds from major financial institutions in an amount equivalent to AR$ 168 million with maturity on February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30% . These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Issuance of Negotiable Obligations under the December 2003 Program

     The Shareholders’ Meeting held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

     On April 23, 2004 the Company's Board of Directors resolved to issue the LESEP class of negotiable obligations under the Program, for a nominal amount of AR$ 163.3 million, which has been cancelled as of the date of these financial statements.

     On October 28, 2004 the Company proceeded to issue the Second Class of negotiable obligations for AR$ 200 million under the above mentioned Program. The issue comprised a Series A for an amount of AR$ 134.8 million, with a 365-day term and a Series B for an amount of AR$ 65.2 million, with a 548-day term and a variable annual interest rate coupon based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%. As of the date of issuance of these financial statements, the Series A and B have been repaid upon maturity.

     On February 11, 2005 the Company issued the Third class of negotiable obligations for AR$ 250 million in two Series, the Fixed Rate series at 365 days for AR$ 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for AR$ 50 million with a variable rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The Fixed Rate Series have been repaid upon maturity.

     As of June 30, 2006, there were seven negotiable obligations issues outstanding:

Issuance Month/Year	Face Value as of June 30, 2006 (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4(e)	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$212.5	7	11/2010	9.125	b)
08/03	US$0.03(c)	8	08/2011	8.85	b)
08/03	US$134.6	8	08/2011	8.85	b)
02/05	$50	2	02/2007	Encuesta + 2.50 (d)	b)
a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Related to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
e)	On June 29, 2006, the Company deposited the funds in advance so that the amount outstanding would be settled on its maturity date.

     The Company issued negotiable obligations in US dollars under the Company’s Global Program of up to US$ 1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

     As of June 30, 2006 Telefónica owed, approximately AR$ 24 million (about US$ 8 million) to related parties with maturity on December 2006, interest at one-month LIBOR plus an approximately 1% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of the Company to repay its debts.

     Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

     The following table contains a breakdown of the Company’s investments in fixed assets (1) for the six-month periods ended June 30, 2006 and 2005.

	Millions of Argentine pesos

	June 2006	June 2005

Land, buildings and equipment	2	4
Transmission and switching equipment	106	68
External plant	11	16
Telephone equipment	13	13
Materials	79	37
Other	50	67

Total	261	205

(1) Allocation of work in process and prepayments to vendors to each line item has been estimated.

     Fixed assets and intangible assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future discontinued cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1. to the financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the balances corresponding to its fixed assets and intangible assets. Notwithstanding the foregoing, as explained in note 9.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

Foreign-denominated debt, receivables and investments

     The Company’s bank and financial payables in foreign currencies as of June 30, 2006 amounted to approximately US$686 million (approximately AR$ 2.1 billion), 16 million euros (approximately AR$ 64 million), and 5.2 billion Yens (approximately AR$ 141 million). As of June 30, 2006, the Company also had the equivalent of approximately AR$ 174 million of trade and other payables denominated in foreign currencies. Approximately AR$ 614 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to foreign exchange rates

     In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan whose nominal amount as of June 30, 2006 was 5.2 billion yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of June 30, 2006, the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$53 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity.

     Additionally, during December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of euro 0.998 per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

     The Company uses foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/US Dollar exchange rate. In April 2006, the Company entered into foreign currency forward agreements by which currency positions are offset upon maturity of the respective agreements, for a total of US$ 55 million, maturing during June 2006. The exchange rate agreed upon for these transactions ranged from Peso 3.05 and Peso 3.09 per US Dollar. These agreements were used to cover firm short-term US Dollars denominated commitments and related to the principal of the Company's negotiable obligations. As of June 30, 2006 there are no foreign currency forward agreements currently in force.

Contractual obligations and commercial commitments

     The following table represents a summary of the contractual obligations and commercial commitments of the Company:

	Payments due by period in millions of Argentine Pesos

		Less than	1-3	3-4	4-5	After 5
	Total	1 year	years	years	years	years

Contractual obligations
Bank and financial payables	3,227	555	1,320	134	759	459
Other obligations	826	786	31	7	2

Total contractual obligations	4,053	1,341	1,351	141	761	459

Other commercial commitments	68	50	14	1	1	2

Total commercial commitments	68	50	14	1	1	2

     Bank and financial payables include principal and interest. For the debts that accrue a variable interest rate, the Company estimated interest payable based on interest rates in effect at June 30, 2006. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 97% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect at June 30, 2006. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Research and development, patents and licenses

     The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

      The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data

	June-06	June-05

Lines installed	4,760,883	4,660,792
Lines in service	4,589,163	4,421,777
Lines in service per 100 inhabitants	24.0	25.4
Lines in service per employee	508.2	505.0
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	121,364	118,456

Prospects of Telefónica de Argentina S.A.

     During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices in the industry.

     In this scenario, the Company has the following management priorities for the short and medium term and maintains its vision: “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

  further strengthening the traditional fixed telephony business by increasing the number of residential customers;

  continuing to tap Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years the Company will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008;

  consolidating the Company as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;

  applying selective criteria to expenditures and investment projects;

  continuing with adequate cash management, honoring assumed commitments;

  encouraging the Company’s conversion into an organization focused on, and committed to, the customer; and

  confirming the Company’s commitment to Argentina’s growth capitalizing the opportunities resulting from such growth.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills including:

1) a bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which the Company currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, the Company renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

     Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

  Assurance of a stable and effective regulatory framework applicable to the industry;
  Maintenance and assurance of legal stability for the benefit of service development;
  Strengthening of the Nation's common welfare;
  Assurance of adequate service supply;
  Assurance of effective protection for the rights of users and consumers;
  Incentives to the involvement of the private sector in telecommunications;
  Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
  Development of the Argentine telecommunications industry;
  Promotion of job creation;
  Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and;
  Establishment of an equal treatment for all providers.

     The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

     As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, the Company expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while 64% all of its liabilities are denominated in US dollars.

     The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by the Company and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. The Company also intends to continue to invest substantial resources and expects investments in 2006 to be in the region of 500 million, both in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

     The Company considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: September 5, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel